

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2013

Via E-Mail
Sam L. Susser
Chairman and Chief Executive Officer
Susser Petroleum Partners LP
555 East Airtex Drive
Houston, TX 77076

      Re: **Susser Petroleum Partners LP**
               Form 10-K for the Fiscal Year ended December 31, 2012
               Filed March 29, 2013
               File No. 001-35653

Dear Mr. Susser:

      We have reviewed your filings and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Disclosure Controls and Procedures, page 41

1.   We note that although you disclosed the conclusion of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report, you did not provide the comparable disclosures required in either of your two subsequent interim reports. Therefore, it appears that you will need to amend these periodic reports to comply with Item 4 of the Form 10-Q instructions and Item 307 of Regulation S-K. Given this disclosure deficiency, if you believe that you are nevertheless able to conclude that your disclosure controls and procedures were effective, we suggest that you contact us by telephone to discuss prior to amending your filings with this disclosure.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Michael Fay, at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief